Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-123494

$400,000,000

NORTHERN STATES POWER COMPANY

6.25% FIRST MORTGAGE BONDS, SERIES DUE JUNE 1, 2036

FINAL TERMS AND CONDITIONS

Issuer:	Northern States Power Company
Issue Format:	SEC Registered
Ratings:	A2/A-/A+ (Stable/Stable/Stable)
Note Type:	First Mortgage Bonds
Total Principal Amount:	$400,000,000
Pricing Date:	May 18, 2006
Settlement Date:	May 25, 2006
Maturity Date:	June 1, 2036
Interest Payment Dates:	Each June 1 and December 1, commencing on December 1, 2006
Day Count:	30/360
Reference Benchmark:	UST 5.375% due 2/2031
Benchmark Price:	101-11
Benchmark Yield:	5.276%
Re-offer Spread:	T+100 bps
Re-offer Yield:	6.276%
Coupon:	6.250% semi-annual
Re-offer/Issue Price to Public:	99.649
All-in Price to Issuer:	98.774
All-in Yield:	6.342%
Net Proceeds to Issuer:	$395,096,000
Make-Whole Call:	T +15 bps
Minimum Denominations:	$1,000
ISIN:	US665772CB35
CUSIP:	665772CB3
Joint Bookrunners:	BNY Capital Markets, Inc. Credit Suisse UBS Investment Bank
Co-Managers	BNP PARIBAS Commerzbank Corporates & Markets Harris Nesbitt

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1-888-722-9555 ext 1088 or through your usual contact at UBS Securities LLC, by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or by calling BNY Capital Markets, Inc. toll free at 1-800-241-5189.